

Mail Stop 3628

March 25, 2009

VIA FACSIMILE and US MAIL

Peter M. Rosenblum, Esq.
Foley Hoag LLP
155 Seaport Boulevard
Boston, MA 02210

> **Re: Galaxy Nutritional Foods, Inc.**
> **Schedule TO-T/A Filed on March 11, and 17, 2009**
> **Filed by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital and**
> **Galaxy Partners, LLC**
> **File No. 005-39072**
>
> **Schedule 13E-3/3 Filed March 11, 2009**
> **Filed by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital and**
> **Galaxy Partners, LLC**
> **File No. 005-39072**

Dear Mr. Rosenblum:

　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Joint Schedule TO-T/A and Schedule 13E-3/A

1.　　We note your response to comment 5 and reissue the comment. We continue to believe that each of the entities and individuals referenced in our prior comment 5 may be considered filing persons for purposes of the Rule 13e-3. For example, we note the sole general partner of Mill Road is MRCGP, which is in turn controlled by three individuals. We also understand based on your disclosure in Schedule IV that these three individuals beneficially own approximately 51% of Galaxy Nutritional shares. With respect to the individuals controlling Galaxy Partners, we note in particular that Timothy S. Kreiger, a current board member of Galaxy Nutritional as disclosed in Schedule IV "has the sole voting authority" over all of the shares of Galaxy Nutritional held by Galaxy Partners. Please provide us with an analysis as to why you do not believe each entity or individual referenced above should not be identified as a filing person in the Schedule 13E-3. In your analysis, please discuss how much beneficial ownership each entity or person has in Galaxy Nutritional and will have after the going private transaction, whether any of the individuals referenced above will occupy any board or senior management positions with Galaxy Nutritional after the going private transaction, and whether any of the entities or individuals will otherwise be in a position to "control" (within the meaning of Rule 12b-2) Galaxy Nutritional after the going private transaction either indirectly or directly through the ownership of voting securities, contract or otherwise.

2.   Our comment 5 also sought for you to consider whether any executive officers and directors of Galaxy Nutritional who will continue to hold positions with Galaxy Nutritional after the going private transactions are affiliates engaged in the transaction for purposes of Rule 13e-3 and should be named as filing persons on the Schedule 13E-3. It does not appear you have provided a response with respect to that aspect of our comment 5. Please provide us with analysis as to why such executive officers and directors should not be identified as a filing person in the Schedule 13E-3. In your analysis, please discuss how many shares, if any, such individuals will hold in the company after the going private transaction and whether such individuals will continue to hold management positions with the company. For example, we are aware of three individuals who are members of Galaxy Partners also serve as current board members of Galaxy Nutritional. Will they continue to occupy such positions after the going private transaction? In your analysis, please also discuss why that consideration should not be relevant in determining whether such individuals should be considered filing persons for purposes of Rule 13e-3.

Exhibit (a)(1)(A): Offer Document
General

3.   We note your response to comment 8 and your supplemental response that shareholders "have been informed as to the expectation that the 90% minimum condition <u>will be waived</u> if the 66.7% threshold has been achieved." (Emphasis Added). In that regard, we note your disclosure contained in the press release dated March 17, 2008 that combined with the shares you already own, the shares validly tendered or owned total just under 80% of Galaxy Nutritional's outstanding common stock as of February 10, 2009. Do you expect to waive your minimum offer condition now that the 66.7 % amount has been met, and if so when do you expect to do so? If you do not waive the minimum offer condition despite having reached the 66.7% amount, please provide additional disclosure in your document stating to that effect.

4.   We also note your supplemental response indicating that a waiver of the 90% minimum offer condition would not constitute a material change to the information previously provided to shareholders and therefore, there would be no need to extend the offer. In particular, your point out that shareholders "have been informed as to the <u>expectation</u> that the 90% minimum condition will be waived" if the 66.7% threshold has been reached. (Emphasis Added). We disagree, and reissue the comment. Waiving an offer condition materially changes the terms of the tender offer in contrast to reserving the right to waive a condition or disclosing that you intend to waive a condition. Please confirm to us that

you will extend the offer period if you determine to waive the minimum offer condition so that at least five business days remain in the offering period after the date a material change is first disseminated. See, for example, Exchange Act Release No. 58597 (September 19, 2008) (explaining that waiving or reducing the minimum tender condition constitutes a material change).

Information Concerning the Company, page 24

5. We note your response to comment 13 and your revised disclosure that "the ratio of earnings to fixed charges is not applicable because the Company has no indebtedness, debt securities or preference equity securities." It appears that you are relying on Item 503(d) of Regulation S-K. Please note that Item 503(d) is inapplicable to your obligation under Item 1010(c)(4), and that the ratio of earnings to fixed charges should only be computed "in a manner consistent with" Item 503(d) of Regulation S-K. Please revise your disclosure to provide the ratio to earnings to fixed charges calculation.

Background of the Offer; Contacts with the Company, page 27

6. We note your response to comment 19 and your supplemental response indicating that no Schedule 13E-3 filing was made in connection with Galaxy Partners' acquisition of the 51% interest in Galaxy Nutritional in November 2008 because Galaxy Nutritional had been contemplating a reverse stock split prior to acquisition. It is unclear to us why Galaxy Nutritional's contemplation of a reverse stock split would factor against Galaxy Partner's consideration of the applicability of Rule 13e-3 in connection its acquisition of the 51% interest in Galaxy Nutritional. Please advise us why you believe Galaxy Partners was not required to file a Schedule 13E-3 at the time it made the acquisition.

Mill Road, page 29

7. We note your response to comment 24 and your revised disclosure on page 29 where you state that "[f]rom the time of its initial non-binding offer range of $0.80 to $1.10 per Share in July 2007 to its October 2007 of $0.69 per Share, Mill Road became concerned about a number of items discovered during the due diligence process related to the operations of the Company's business." Please expand your discussion to disclose specifically what those concerns entailed.

Certain Conditions of the Offer, page 32

8. We note your response to comment 30 and reissue the comment. We continue to believe that your offer condition permitting the offerors to terminate the offering if a "mutually acceptable limited liability company operating agreement for MW1" is not entered into by the offer expiration date is a condition that appears to be within the exclusive control of the offerors. Therefore, we review that offer condition as impermissibly rendering the offer illusory in possible contravention of Section 14(e). Please revise your disclosure accordingly.

9.   We note your response to comment 31 and reissue the comment. Your definition of "Management" as defined on page 9 suggests such members will serve in such positions after the consummation of the tender offer. For example, we note the following language: "as soon as possible <u>following</u> consummation of the Offer, [you] intend to employ Rick Antonelli and Steve Townsend as officers of the Company ("Management") . . . ." (Emphasis Added). In that regard, it is unclear to how the condition set forth in (ii) of this section in the first full paragraph will be satisfied prior to the expiration date of this tender offer. More specifically, if members of Management will not be serving in such positions until after the consummation of the offer, how will members of Management be able to enter into "a mutually acceptable limited liability operating agreement for MW1" with Galaxy Partners and Mill Road prior the expiration of the offer date.

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Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

<u>VIA FACSIMILE (617-832-7000</u>)
cc: William Kolb, Esq.
        Foley Hoag